



03015433

SECURITIES ~~~ ~~~~~~ ~~~ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-47316

REPORT FOR THE PERIOD BEGINNING_____01/01/2002_____ AND ENDING_____12/31/2002_____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　Auto Club Equities, Inc.　　RECD S.E.C.　　OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)　FEB 2 6 2003　　FIRM I.D. NO.

12901 North Forty Drive

　　　　　　　　　　　　　　　　　(No. and Street)　　888

St. Louis,　　　　　　　　Missouri　　　　　　　　63141
　(City)　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Brown　　　　　　　　　　　　　　　　　　　314- 523-7350　Ext. 7061
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

　　　　　　　　　　　(Name – if individual, state last, first, middle name)
The Plaza in Clayton, Suite 1300, 190 Carondelet Plaza, St. Louis, MO 63105-3434

　(Address)　　　　　　　(City)　　　　　　　(State)　　　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Terry Brown_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Auto Club Equities, Inc._____ , as of ____December 31,_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
Title

_____
Notary Public

LINDA M. VAN WINKLE
Notary Public - Notary Seal
STATE OF MISSOURI
Franklin County
My Commission Expires: Dec. 29, 2006

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Auto Club Equities, Inc.
Years Ended December 31, 2002 and 2001

0301-0385962

Auto Club Equities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2002 and 2001

Contents


■ Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

■ Phone: (314) 290-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Auto Club Equities, Inc.

We have audited the accompanying statement of financial condition of Auto Club Equities, Inc. (a wholly owned subsidiary of the Automobile Club of Missouri) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Equities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 31, 2003

Auto Club Equities, Inc.

Statements of Financial Condition

| | December 31 | |
	2002	2001
Assets		
Cash	$45,481	$39,343
Commissions receivable	1,638	24,377
Prepaid expense	713	903
Total current assets	47,832	64,623
Equity investment	3,300	3,300
Total assets	$51,132	$67,923
Liabilities and shareholder's equity		
Accounts payable – Automobile Club of Missouri	$ 8,058	$29,900
Total liabilities	8,058	29,900
Shareholder's equity:		
Common stock, $1 par value – 30,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	25,000	25,000
Retained earnings	17,974	12,923
Total shareholder's equity	43,074	38,023
Total liabilities and shareholder's equity	$51,132	$67,923

See accompanying notes.

Auto Club Equities, Inc.

Statements of Operations

| | Year Ended December 31 | |
	2002	2001
Revenues:		
Commissions	$77,059	$109,592
Interest	321	118
	77,380	109,710
Expenses:		
Management fees paid to the Automobile Club of Missouri	61,647	87,674
Other expenses	7,656	8,673
	69,303	96,347
Income before income taxes	8,077	13,363
Current tax expense	3,026	4,203
Net income	$ 5,051	$ 9,160

See accompanying notes.

Auto Club Equities, Inc.

Statements of Changes in Shareholder's Equity

Years Ended December 31, 2002 and 2001

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2000	$100	$25,000	$ 3,763	$28,863
Net income	–	–	9,160	9,160
Balance at December 31, 2001	100	25,000	12,923	38,023
Net income	–	–	**5,051**	**5,051**
Balance at December 31, 2002	**$100**	**$25,000**	**$17,974**	**$43,074**

See accompanying notes.

Auto Club Equities, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
	2002	2001
Operating activities		
Net income	$ 5,051	$ 9,160
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (increase) in commissions receivable	22,739	(24,377)
Decrease in prepaid expense	190	–
Decrease in accounts payable – Automobile Club of Missouri	(21,842)	(22,139)
Net cash provided by (used in) operating activities	6,138	(37,356)
Increase (decrease) in cash	6,138	(37,356)
Cash at beginning of year	39,343	76,699
Cash at end of year	$45,481	$39,343

See accompanying notes.

Auto Club Equities, Inc.

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Organization

Auto Club Equities, Inc. (the Company) is a wholly owned subsidiary of the Automobile Club of Missouri (the Club) and operates as a registered securities broker and dealer. The Company has a selling agreement with Washington Square Securities, Inc. (Washington Square), a subsidiary of ING ReliaStar Life Insurance Company, which allows Club sales agents to become registered representatives of Washington Square and offer variable life, annuities, and mutual funds to Club members. The Company is a member of the National Association of Securities Dealers (NASD).

Revenue Recognition

The Company receives an override commission on commissions received by registered representatives of Washington Square resulting from sales of securities to Club members. Commission revenue is recognized based upon securities transactions on a settlement-date basis, which does not differ materially from trade-date accounting.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Club. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to the Club or deducted from the Company's payable to the Club. The current tax liability is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

2. Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

2. Capital Requirements (continued)

exceed 15 to 1. The definition of net capital excludes non-marketable securities. At December 31, 2002 and 2001, the Company had net capital of $39,061 and $33,820, which was $34,061 and $28,820 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.00 at December 31, 2002.

3. Transactions With Affiliated Organizations

The Club provides services to the Company, among the more important of which are common occupancy of offices and buildings, utilization of equipment, and common selling and administration functions.

A management fee is assessed to the Company by the Club for these services at a rate of approximately 80% of commission revenue. Additionally, certain direct costs borne by the Club on behalf of the Company are charged directly to the Company.

4. Prepaid Expense

The Company maintains an account at the Cash Registration Depository for the purpose of paying registration fees with the NASD. The NASD automatically withdraws fees as expenses are incurred by the Company.

5. Equity Investment

The Company purchased 300 shares of NASD which are subject to transfer restrictions. This investment is carried at cost.

6. Income Taxes

The income tax expense included in the statements of operations is as follows:

	2002	2001
Federal	$2,602	$3,615
State	424	588
	$3,026	$4,203

Supplemental Information

Auto Club Equities, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital:	
Total shareholder's equity (from statement of financial condition)	$43,074
Nonallowable assets	4,013
Net capital	$39,061
Less net capital requirement	$ 5,000
Net capital in excess of requirement	$34,061
Aggregate indebtedness:	
Payable to affiliated company	$ 8,058
Aggregate indebtedness	$ 8,058
Ratio of aggregate indebtedness to net capital	.21 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$39,061
Net audit adjustments	–
Net capital	$39,061

Auto Club Equities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3," as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the rule.

Supplementary Report

■ Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

■ Phone: (314) 290-1000
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
Auto Club Equities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Auto Club Equities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 31, 2003